SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)*

SunEdison, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

      86732Y109
(CUSIP Number)

Toby E. Symonds
President
Altai Capital Management, L.P.
152 West 57th Street, 10th Floor
New York, New York  10019
212-201-5763

With a copy to:
Steven J. Williams
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York  10019
     212-373-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

           June 9, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86732Y109	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Altai Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,431,372 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,431,372 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,431,372 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.64% (see Item 5)
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 86732Y109	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Altai Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,431,372 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,431,372 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,431,372 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.64% (see Item 5)
14	TYPE OF REPORTING PERSON HC, OO

CUSIP No. 86732Y109	SCHEDULE 13D	Page 4 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Rishi Bajaj
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,431,372 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,431,372 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,431,372 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.64% (see Item 5)
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 86732Y109	SCHEDULE 13D	Page 5 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Toby E. Symonds
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,431,372 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,431,372 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,431,372 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.64% (see Item 5)
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 86732Y109	SCHEDULE 13D	Page 6 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven V. Tesoriere
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,431,372 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,431,372 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,431,372 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.64% (see Item 5)
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 86732Y109	SCHEDULE 13D	Page 7 of 11

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Act, the undersigned hereby amend the Schedule 13D originally filed on June 8, 2012, as amended by Amendment No. 1 to Schedule 13D filed on June 18, 2012, as amended by Amendment No. 2 to Schedule 13D filed on October 12, 2012, as amended by Amendment No. 3 to Schedule 13D filed on November 2, 2012 and Amendment No. 4 to Schedule 13D filed on November 19, 2012 (collectively, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of SunEdison, Inc., a Delaware corporation (the “Company” or the “Issuer”).

This Amendment No. 5 to the Schedule 13D is being filed to report that a material change occurred in the percentage of shares of Common Stock beneficially owned by the Reporting Persons set forth in the Schedule 13D, which decreased the percentage owned by the Reporting Persons to below 5% of the Common Stock at such time.  Because the Reporting Persons are no longer the beneficial owners of more than 5% of the Common Stock, no Reporting Person will be required to file further amendments to the Schedule 13D.  If a Reporting Person becomes the beneficial owner of more than 5% of the Common Stock and is required to filed pursuant to Rule 13d-1 promulgated under the Act, such Reporting Person will, to the extent and in the manner necessary, file a new Schedule 13D.

ITEM 1.  Security and Issuer.

Effective May 30, 2013, the Company changed its name from MEMC Electronic Materials, Inc. to SunEdison, Inc.

ITEM 2.  Identity and Background.

No material change.

ITEM 3.  Source and Amount of Funds or Other Consideration.

This Item is not applicable to the transactions reported herein as such transactions involved the sale of, and not the acquisition of, Common Stock.

ITEM 4.  Purpose of Transaction.

This Item 4 is hereby amended and restated in its entirety to read as follows:

“The Common Stock sold for the account of ACMF was disposed of in the ordinary course of the Reporting Persons’ business of purchasing, selling and trading in securities.

The remaining Common Stock held for the account of ACMF was acquired in the ordinary course of the Reporting Persons’ business of purchasing, selling and trading in securities.

Depending upon market conditions and other factors that they may deem material, the Reporting Persons may purchase additional securities of the Issuer, including shares of Common Stock and/or related securities or may dispose of all or a portion of the Common Stock or securities that they now beneficially own or may hereafter acquire.

On October 11, 2012, the Issuer announced that Steven V. Tesoriere, co-founder and managing principal of the Investment Manager, had been appointed to the Board of Directors of the Issuer, filling a pre-existing vacancy on the Board. Mr. Tesoriere will remain on the Board and looks forward to adding his unique and valuable perspective to the Issuer.”

CUSIP No. 86732Y109	SCHEDULE 13D	Page 8 of 11

ITEM 5.  Interest in Securities of the Issuer.

This Item 5 is hereby amended and restated in its entirety to read as follows:

“(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 12,431,372 shares of Common Stock held for the account of ACMF, constituting approximately 4.64% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 267,811,765 shares of Common Stock outstanding as of May 1, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, filed with the Securities and Exchange Commission on May 9, 2014.

(i) Investment Manager:

(a)	As of the date hereof, Investment Manager may be deemed the beneficial owner of 12,431,372 shares of Common Stock.
Percentage: Approximately 4.64% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,431,372 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,431,372 shares of Common Stock

(ii) IMGP:

(a)	As of the date hereof, Investment Manager may be deemed the beneficial owner of 12,431,372 shares of Common Stock.
Percentage: Approximately 4.64% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,431,372 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,431,372 shares of Common Stock

(iii) Mr. Bajaj:

(a)	As of the date hereof, Investment Manager may be deemed the beneficial owner of 12,431,372 shares of Common Stock.
Percentage: Approximately 4.64% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,431,372 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,431,372 shares of Common Stock

CUSIP No. 86732Y109	SCHEDULE 13D	Page 9 of 11

(iv) Mr. Symonds:

(a)	As of the date hereof, Investment Manager may be deemed the beneficial owner of 12,431,372 shares of Common Stock.
Percentage: Approximately 4.64% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,431,372 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,431,372 shares of Common Stock

(v) Mr. Tesoriere:

(a)	As of the date hereof, Investment Manager may be deemed the beneficial owner of 12,431,372 shares of Common Stock.
Percentage: Approximately 4.64% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,431,372 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,431,372 shares of Common Stock

(b) By virtue of its role as investment manager of ACMF, Investment Manager has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 12,431,372 shares of Common Stock beneficially owned by it and held for the account of ACMF. By virtue of its role as general partner of Investment Manager, IMGP is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of ACMF. By virtue of his role as managing principal of Investment Manager and member of IMGP, Mr. Bajaj is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of ACMF. By virtue of his role as president and managing principal of Investment Manager and member of IMGP, Mr. Symonds is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of ACMF. By virtue of his role as a managing principal of Investment Manager and member of IMGP, Mr. Tesoriere is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of ACMF.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule 1 hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(d) ACMF has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock covered by this Schedule 13D that may be deemed to be beneficially owned by the Reporting Persons.

(e) The Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock on June 9, 2014.”

CUSIP No. 86732Y109	SCHEDULE 13D	Page 10 of 11

ITEM 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

“As disclosed in the Issuer’s Form 8-K filed on June 5, 2014 with the Securities and Exchange Commission, on June 5, 2014, the Issuer priced an offering of $500 million aggregate principal amount of 0.25% convertible senior notes due 2020 (the “Notes”) in a private placement (the “Notes Offering”).  In connection with the Notes Offering, on June 5, 2014, Mr. Tesoriere agreed to a lock-up agreement (the “Lock-up Agreement”) with the initial purchasers of the Notes.   Pursuant to the Lock-up Agreement, Mr. Tesoriere agreed that, for a period of 45 days from the date of the final offering memorandum relating to the Notes Offering, and subject to certain exceptions specified therein, he would not, directly or indirectly, (1) offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of any shares of Common Stock (including, without limitation, shares of Common Stock which may be deemed to be beneficially owned by the undersigned currently or hereafter in accordance with the rules and regulations of the Securities and Exchange Commission, shares of Common Stock which may be issued upon exercise of a stock option or warrant and any other security convertible into or exchangeable for Common Stock) or (2) enter into any short sale (whether or not against the box) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from the Common Stock) relating to the Common Stock.  Notwithstanding the foregoing, Mr. Tesoriere is permitted to transfer up to an aggregate amount of 6,000,000 shares of Common Stock.

Except for the Lock-up Agreement, none of the Reporting Persons has any contracts, arrangements understandings or relationships with respect to the securities of the Issuer.”

ITEM 7.  Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement
Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

CUSIP No. 86732Y109	SCHEDULE 13D	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  June 10, 2014

ALTAI CAPITAL MANAGEMENT, L.P.

By:	/s/ Toby E. Symonds
Name: Toby E. Symonds
Title: Authorized Signatory

ALTAI CAPITAL MANAGEMENT, LLC

By:	/s/ Toby E. Symonds
Name: Toby E. Symonds
Title: Authorized Signatory

/s/ Rishi Bajaj
Name: Rishi Bajaj

/s/ Toby E. Symonds
Name: Toby E. Symonds

/s/ Steven V. Tesoriere
Name: Steven V. Tesoriere

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of SunEdison, Inc. dated June 10, 2014 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  June 10, 2014

ALTAI CAPITAL MANAGEMENT, L.P.

By:	/s/ Toby E. Symonds
Name: Toby E. Symonds
Title: Authorized Signatory

ALTAI CAPITAL MANAGEMENT, LLC

By:	/s/ Toby E. Symonds
Name: Toby E. Symonds
Title: Authorized Signatory

/s/ Rishi Bajaj
Name: Rishi Bajaj

/s/ Toby E. Symonds
Name: Toby E. Symonds

/s/ Steven V. Tesoriere
Name: Steven V. Tesoriere

SCHEDULE 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

The following transactions were effected during the past sixty (60) days:

Person	Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. commissions)
ACMF	June 9, 2014	Common	(6,000,000)	$19.4334

All of the above transactions were effected on the open market.